SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 Underthe Securities Exchange Act of 1934 For the month of April 2004

GUCCI GROUP N.V. (Translation of registrant’s name into English)

Rembrandt Tower Amstelplein 1 1096 HA Amsterdam The Netherlands (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No	X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Exhibits.
Exhibit 1.	Press release issued by Gucci Group N.V. on April 21, 2004 announcing that Gucci Group has appointed a new Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated:	April 21, 2004	By:	/s/ Robert S. Singer
Name: Robert S. Singer Title: Chief Financial Officer